                                                FILED PURSUANT TO RULE 424(b)(2)
                                                              FILE NO. 333-82173

              Prospectus Supplement to Prospectus dated July 12, 1999.

      [LOGO]

                                  $80,000,000

                   SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

                     6.72% Senior Notes due August 1, 2029

                                  ------------

    Southern Indiana Gas and Electric Company will pay interest on the Notes on February 1 and August 1 of each year. The first interest payment will be made on February 1, 2000. The Notes will mature on August 1, 2029. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000. Until the amount of other outstanding First Mortgage Bonds falls below certain levels, the Notes will be secured by First Mortgage Bonds issued by Southern Indiana Gas and Electric Company for that purpose. Southern Indiana Gas and Electric Company may redeem the Notes, in whole or in part, at any time, at a redemption price equal to the greater of (1) 100% of principal or (2) the sum of the remaining scheduled payments of principal and interest on the Notes, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.10%, plus in each case accrued interest to the redemption date, as set forth in this Prospectus Supplement. The Notes may be repaid on August 3, 2009, at the option of the registered holders of the Notes, at 95.50% of their principal amount, together with accrued interest to August 3, 2009.

                                ---------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                                                                                     Per Note       Total
                                                                                     ---------  --------------
Initial public offering price......................................................     100.00% $   80,000,000
Underwriting discount..............................................................       0.65% $      520,000
Proceeds before expenses, to SIGECO................................................      99.35% $   79,480,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from July 26, 1999 and must be paid by the purchaser if the Notes are delivered after July 26, 1999.

                                ---------------

    The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on July 26, 1999.

GOLDMAN, SACHS & CO.

              A.G. EDWARDS & SONS, INC.

                            BANC ONE CAPITAL MARKETS, INC.

                                ---------------

                   Prospectus Supplement dated July 15, 1999.

SUMMARY INFORMATION

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or in the Prospectus Supplement or in the financial statements or other documents incorporated in this Prospectus by reference.

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY ("SIGECO")

BUSINESS

    Primarily generation, transmission, distribution and sale of electric energy and the purchase of natural gas and its transportation, distribution and sale in Indiana. On June 14, 1999, the parent holding company of SIGECO, SIGCORP, Inc., and Indiana Energy, Inc., a publicly owned holding company with subsidiaries and affiliates engaged in natural gas distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services, announced that they had signed a definitive merger agreement. SIGECO's obligations with respect to the Notes and the Senior Note First Mortgage Bonds will not change with the merger.

SERVICE AREA

    SIGECO serves ten counties in southwestern Indiana. In 1998, SIGECO provided electric service to 124,340 customers in Evansville and 74 other cities and towns, and supplied gas service to 108,335 customers in Evansville and 64 other nearby communities.

FINANCIAL INFORMATION

    SIGECO's EBITDA for the twelve months ended March 31, 1999 was $130,349,000, and the ratio of EBITDA to interest expense for the same period was 6.64x. EBITDA represents earnings before interest expense, provision for income taxes, depreciation and amortization and is presented herein because it is a widely accepted indicator of a company's ability to service debt. EBITDA does not represent net income or cash flow from operations as those items are defined by generally accepted accounting principles, should not be considered by prospective purchasers of the Notes as an alternative to net income and does not necessarily indicate whether cash flows will be sufficient to fund cash needs.

CERTAIN TERMS OF THE NOTES

    Please read the following information concerning the Notes in conjunction with the statements under "Description of Senior Notes" in the accompanying Prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. Capitalized terms not defined in this Prospectus Supplement are used as defined or otherwise provided in the accompanying Prospectus.

GENERAL

    We will offer $80,000,000 principal amount of our 6.72% Senior Notes due August 1, 2029.

INTEREST PAYMENTS

    The Notes will bear interest from July 26, 1999. Interest on the Notes will be payable commencing February 1, 2000. Interest payments will be made semi-annually on February 1 and August 1 to the person in whose name the Note is registered at the close of business on the January 15 or July 15 immediately preceding such February 1 or August 1. Principal and interest are payable at Bankers Trust Company (the "Senior Note Trustee") in New York, New York.

SECURITY

    As more fully described in the accompanying Prospectus, until the Release Date, all of the Notes will be secured by Senior Note First Mortgage Bonds, which we will issue and deliver to the Senior Note Trustee. On the Release Date, the Notes will cease to be secured by Senior Note First Mortgage Bonds and will become our unsecured general obligations.

RELEASE DATE

    The Release Date will be the date that we have repaid, redeemed or otherwise retired our First Mortgage Bonds, excluding Senior Note First Mortgage Bonds securing Senior Notes (including the Notes) and other First Mortgage Bonds which do not in aggregate principal amount exceed the greater of 5% of our Net Tangible Assets or 5% of our Capitalization, provided that no event of default has occurred and is continuing.

CERTAIN COVENANTS

    The Notes will be issued under the Senior Note Indenture and the First Supplemental Senior Note Indenture (the "Indentures") which contain covenants that, among other things, limit our ability to incur certain additional liens or engage in certain sale-leaseback transactions following the Release Date.

APPLICATION OF PROCEEDS

    We will use the net proceeds from the sale of the Notes to repay a $45,000,000 loan from Banc One, an affiliate of Banc One Capital Markets, Inc. The proceeds of this loan were used to pay at maturity $45,000,000 aggregate principal amount of our First Mortgage Bonds, 6% Series of 1993, due 1999. We will use the balance of the proceeds of the Notes to reduce outstanding short-term borrowings, $15,000,000 of which was loaned to us under a credit facility with Banc One. At July 12, 1999, we had approximately $110,000,000 in short-term borrowings (including the $45,000,000 loan referred to above) at an average interest rate of 5.8%.

FORM AND DENOMINATION

    The Notes will initially be represented by a Global Security registered in the name of a nominee of the Depositary. See "Global Securities" below.

OPTIONAL REDEMPTION

    We may redeem the Notes, in whole or in part, at any time, at a redemption price equal to the greater of (1) 100% of principal or (2) the sum of the remaining scheduled payments of principal and interest on the Notes, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield plus 0.10%, plus in each case accrued interest to the redemption date.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

    "Independent Investment Banker" means Goldman, Sachs & Co. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing selected by us and appointed by the Senior Note Trustee.

    "Comparable Treasury Price" means, with respect to any redemption date, the Reference Treasury Dealer Quotation for such redemption date.

    "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed as a percentage of its principal amount) quoted in writing to the

Senior Note Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means Goldman, Sachs & Co. and its successors, PROVIDED, HOWEVER, that if Goldman, Sachs & Co. shall cease to be a primary U.S. Government Securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

    If we elect to redeem less than all of the Notes, the Senior Note Trustee will select, in such manner as it deems fair and appropriate, the particular Notes or portions of them to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the holders of Notes to be redeemed (which, as long as the Notes are held in the book-entry only system, will be the Depositary, its nominee or a successor depositary). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the Notes or the portions of them so called for redemption shall cease to accrue.

OPTIONAL REPAYMENT

    The Notes may be repaid on August 3, 2009, at the option of the registered holders of the Notes, at 95.50% of their principal amount, together with accrued interest to August 3, 2009. In order for a holder to exercise this option, we must receive at our agency in New York, New York, during the period beginning on June 3, 2009 and ending at 5:00 p.m. (New York City time) on July 3, 2009 (or, if July 3, 2009 is not a Business Day, the next succeeding Business Day), the Note with the form entitled "Option to Elect Repayment on August 3, 2009" on the reverse of the Note duly completed. Any such notice received by us during the period beginning on June 3, 2009 and ending at 5:00 p.m. (New York City time) on July 3, 2009 shall be irrevocable. See "Global Securities" below. The repayment option may be exercised by the holder of a Note for less than the entire principal amount of the Notes held by such holder, so long as the principal amount that is to be repaid is equal to $1,000 or an integral multiple of $1,000. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Note for repayment will be determined by us, which determination will be final and binding.

    Our failure to repay the Notes when required as described in the preceding paragraph will result in an Event of Default under the Senior Note Indenture.

    As long as the Notes are represented by a Global Security, the Depositary's nominee will be the registered holder of the Notes and therefore it will be the only entity that can exercise the right to repayment. See "Global
Securities" below.

GLOBAL SECURITIES

    The Notes will be represented by a Global Security that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and will be available for purchase in denominations of $1,000 and any integral multiple of that amount.

    DTC is

    o   a limited-purpose trust company organized under the New York Banking
        Law,

    o   a "banking organization" within the meaning of the New York Banking Law,

    o   a member of the Federal Reserve System,

    o a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

    o a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

    DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts. This book-entry system eliminates the need for physical movement of securities certificates.

    Participants in DTC include direct participants ("Direct Participants") and indirect participants ("Indirect Participants"). Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to Indirect Participants, which include, among others, securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Notes under DTC's system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase; rather, Beneficial Owners are expected to receive written confirmations providing details of the transaction as well as periodic statements of their holdings from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

    To facilitate subsequent transfers, all Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    SO LONG AS CEDE & CO., AS NOMINEE FOR DTC, IS THE SOLE HOLDER OF THE NOTES, THE SENIOR NOTE TRUSTEE SHALL TREAT CEDE & CO. AS THE ONLY HOLDER OF THE OFFERED NOTES FOR ALL PURPOSES, INCLUDING RECEIPT OF ALL PRINCIPAL OF, PREMIUM, IF ANY, AND INTEREST ON SUCH NOTES, RECEIPT OF NOTICES, AND VOTING AND REQUESTING OR DIRECTING THE SENIOR NOTE TRUSTEE TO TAKE OR NOT TO TAKE, OR CONSENT TO, CERTAIN ACTIONS.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to applicable statutory or regulatory requirements.

    We will send any redemption notices to DTC. If we redeem less than all of the Notes within an issue, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date and includes an attached list identifying such Direct Participants.

    Principal of, and premium, if any, and interest payments on the Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with the Direct Participants' respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on that date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants and not of DTC, the Senior Note Trustee or us, subject to applicable statutory or regulatory requirements. Payment of principal, and premium, if any, and interest to DTC is our responsibility, or the responsibility of the Senior Note Trustee with funds we provide. Disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    DTC has advised us that DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book- entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third- party vendors on whom DTC relies for information or the provision of services, including telecommunication and electric utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third-party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the Senior Note Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, individual note certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC or its successor. In that event, individual note certificates will be printed and delivered.

    Neither SIGECO, the Senior Note Trustee nor any underwriter makes any representation as to the accuracy of the above description of DTC's business, organization and procedures, which is based on information received from sources we believe to be reliable.

    WE, THE UNDERWRITERS AND THE SENIOR NOTE TRUSTEE HAVE NO RESPONSIBILITY OR OBLIGATION TO DTC PARTICIPANTS OR THE BENEFICIAL OWNERS WITH RESPECT TO

    (A) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DEPOSITARY PARTICIPANT,

    (B) THE PAYMENT BY ANY DEPOSITARY PARTICIPANT OF ANY AMOUNT DUE TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL OF, PREMIUM, IF ANY, AND INTEREST ON, THE OFFERED BONDS,

    (C) THE DELIVERY OR TIMELINESS OF DELIVERY BY DTC TO ANY DEPOSITARY PARTICIPANT OR BY ANY DEPOSITARY PARTICIPANT TO ANY BENEFICIAL OWNER OF ANY NOTICE WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THE MORTGAGE TO BE GIVEN TO HOLDERS OF THE NOTES, OR

    (D) ANY OTHER ACTION TAKEN BY DTC OR ITS NOMINEE, CEDE & CO., AS HOLDER OF THE NOTES.

    A further description of DTC's procedures with respect to the Notes is set forth under "Global Securities" in the accompanying
Prospectus.

                                  LEGAL MATTERS

    Winthrop, Stimson, Putnam & Roberts of New York, New York, and Bamberger, Foreman, Oswald & Hahn, LLP of Evansville, Indiana, will issue opinions about certain legal matters relating to the Notes. The underwriters will be advised about issues relating to the offering by their own legal counsel, Simpson Thacher & Bartlett of New York, New York.

                                  UNDERWRITING

    SIGECO and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement and a pricing agreement with respect to the Notes.

    Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of Notes indicated in the following table:

                 Underwriters                  Principal Amount of Notes
                 ------------                  -------------------------
Goldman, Sachs & Co.......................            $40,000,000
A.G. Edwards & Sons, Inc..................            $20,000,000
Banc One Capital Markets, Inc. ...........            $20,000,000
                                                      -----------
    Total.................................            $80,000,000
                                                      ===========

    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this Prospectus Supplement. Any Notes sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of Notes. Any such securities dealers may resell any Notes purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of Notes. If all the Notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The Notes are a new issue of securities with no established trading market. SIGECO has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased Notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    SIGECO estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

    In the ordinary course of their respective businesses, the Underwriters or their affiliates from time to time provide commercial and investment banking and other financial services to SIGECO. Banc One, an affiliate of Banc One Capital Markets, Inc., has made loans to SIGECO which will be repaid with the proceeds of this offering. See "Application of Proceeds." Because an affiliate of Banc One Capital Markets, Inc. will receive more than 10% of the proceeds from the sale of the Notes, not including underwriting compensation, this offering is being conducted in compliance with the National Association of Securities Dealers Conduct Rule 2710(c)(8).

    SIGECO has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               Table of Contents

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Summary Information.......................................................  S-2
Certain Terms of the Notes................................................  S-2
Legal Matters.............................................................  S-7
Underwriting..............................................................  S-8

                                   Prospectus

Where You Can Find More Information.......................................    2
The Company...............................................................    2
Recent Developments.......................................................    2
Prospectus Supplement.....................................................    3
Use of Proceeds...........................................................    3
Certain Consolidated Financial Information................................    3
Description of Senior Notes...............................................    4
Global Securities.........................................................   18
Description of First Mortgage Bonds.......................................   19
Plan of Distribution......................................................   23
Experts...................................................................   24
Legal Opinions............................................................   24

                                  $80,000,000

                              SOUTHERN INDIANA GAS
                                      AND
                                ELECTRIC COMPANY

                          6.72% Senior Notes due 2029

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                           A.G. EDWARDS & SONS, INC.
                         BANC ONE CAPITAL MARKETS, INC.

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